Exhibit 12.1

FIRST INDUSTRIAL REALTY TRUST, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN THOUSANDS)

Nine Months Ended
September 30,	Year Ended December 31,
2005	2004	2003	2002	2001	2000

Income from Continuing Operations Before Minority Interest Allocable to Continuing Operations	$(8,169)	$35,954	$28,842	$38,045	$90,956	$88,607

Plus: Interest Expense and Amortization of Deferred Financing Costs	80,666	101,176	97,220	92,312	84,389	85,675

Earnings Before Income Allocated to Minority Interest and Fixed Charges	$72,497	$137,130	$126,062	$130,357	$175,345	$174,282

Fixed Charges and Preferred Stock Dividends (a)	$89,959	$124,927	$118,157	$127,243	$128,917	$123,722

Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements (b)	0.81x	1.10x	1.07x	1.02x	1.36x	1.41x

(a)
Included in Fixed Charges and Preferred Stock Dividends is the write-off of initial offering costs associated with the redemption of Preferred Stock in the amount of $7,959, $3,707, and $4,577 for the years ended December 31, 2004, 2002, and 2001, respectively.

(b)
For purposes of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations before minority interest allocable to continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of deferred financing costs.